CARTER’S, INC.

December 2, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tia L. Jenkins / Blaise Rhodes /
Angela Halac

Re:	Carter’s Inc.
Form 10-K for the Year Ended December 29, 2012
Filed February 27, 2013
File No. 001-31829

Ladies and Gentlemen:

Carters, Inc. (the “Company”) confirms that it has received a Comment Letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, dated November 21, 2013, regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will respond. The Company is working with management and its advisors to address the Comment Letter, but requires additional time to complete its response. The Company hereby advises the Staff that it will respond to the Comment Letter on or before December 11, 2013. The Company appreciates the Staff’s willingness to allow for the additional time.

Please do not hesitate to contact me at (404) 745-2993 or Joel F. Freedman of Ropes & Gray LLP at (617) 951-7309 if you have any questions regarding this letter.

Sincerely,

/s/ Irina Braude

Irina Braude

Deputy Counsel

cc: Joel F. Freedman, Ropes & Gray LLP